Exhibit 99.4

4/23/2018 Is Alaska Communications Systems Group Inc's (NASDAQ:ALSK) CEO Paid At A Competitive Rate?

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Is Alaska Communications Systems Group Inc's (NASDAQ:ALSK) CEO Paid At A Competitive Rate?

Neil Montgomery
Simply Wall St. April 13, 2018



Leading Alaska Communications Systems Group Inc (NASDAQ:ALSK) as the CEO, Anand Vadapalli took the company to a valuation of US$83.52M. Understanding how CEOs are incentivised to run and grow their company is an important aspect of investing in a stock. This is because, if incentives are aligned, more value is created for shareholders which directly impacts your returns as an investor. Today we will assess Vadapalli's pay and compare this to the company's performance over the same period, as well as measure it against other US CEOs leading companies of similar size and profitability. See our latest analysis for Alaska Communications Systems Group

What has ALSK's performance been like?

Profitability of a company is a strong indication of ALSK's ability to generate returns on shareholders' funds through corporate activities. In this exercise, I will use profits as a proxy for Vadapalli's performance. Most recently, ALSK produced negative earnings of -US$6.10M , compared to the previous year's positive earnings. Additionally, ALSK hasn't always been loss-making, with an average EPS of US$0.58 over the past five years. In the situation of unprofitability the company may be facing a period of reinvestment and growth, or it can be a sign of some headwind. In any event, CEO compensation should mirror the current condition of the business. From the latest financial report, Vadapalli's total remuneration declined by -8.64%, to US$2.83M. Furthermore, Vadapalli's pay is also made up of 12.92% non-cash elements, which means that fluxes in ALSK's share price can move the real level of what the CEO actually receives.

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4/23/2018 Is Alaska Communications Systems Group Inc's (NASDAQ:ALSK) CEO Paid At A Competitive Rate?


EARNINGS AND REVENUE HISTORY
$400M
USD
$-100M
2012
2013
2014
2015
2016
2017
2018
Revenue
Earnings

NasdaqGS:ALSK Income Statement Apr 13th 18

What's a reasonable CEO compensation?

Though there is no cookie-cutter approach, since compensation should be tailored to the specific company and market, we can gauge a high-level base line to see if ALSK deviates substantially from its peers. This exercise can help shareholders ask the right question about Vadapalli's incentive alignment. Normally, a US small-cap is worth around $1B, generates earnings of $96M, and remunerates its CEO at roughly $2.7M per annum. Usually I would use earnings and market cap to account for variations in performance, however, ALSK's negative earnings lower the usefulness of my formula. Looking at the range of compensation for small-cap executives, it seems like Vadapalli's pay exceeds its peer group.

What this means for you:

In order to determine whether or not you should invest in ALSK, your thesis should be built on fundamentals. Even though CEO pay isn't technically a key concern, it could serve as an indication as to how board members align incentives and how they think about setting policies. These issues directly impacts how ALSK makes money, and factors impacting your return on investment. If you have not done so already, I urge you to complete your research by taking a look at the following:

1. **Governance**: To find out more about ALSK's governance, look through our infographic report of the company's board and management.
2. **Financial Health**: Does it have a healthy balance sheet? Take a look at our free balance sheet analysis with six simple checks on key factors like leverage and risk.
3. **Other High-Growth Alternatives**: Are there other high-growth stocks you could be holding instead of ALSK? Explore our interactive list of stocks with large growth potential to get an idea of what else is out there you may be missing!

To help readers see pass the short term volatility of the financial market, we aim to bring you a long-term focused research analysis purely driven by fundamental data. Note that our analysis does not factor in the latest price sensitive company announcements.

Symbol	Last Price	Change	% Change
BEBE bebe stores, inc.	6.20	-0.05	-0.80%
RILY B. Riley Financial, Inc.	21.20	-0.05	-0.21%

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